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                    U.S. SECURITIES AND EXCHANGE COMMISSION



                            WASHINGTON, D.C. 20549



                                  FORM 12b-25



                          NOTIFICATION OF LATE FILING


SEC File Number:  1-12230
CUSIP Number:  007521-10-7 Common Stock

[X] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K [_] Form 10-Q and Form 10-QSB [_] Form N-SAR

For Period Ended: December 31, 1998

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


Part I - Registrant Information

Full Name of Registrant: ADVANCED DEPOSITION TECHNOLOGIES, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
580 Myles Standish Industrial Park
Taunton, Massachusetts  02780


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject Form 10-KSB will be filed on or before April 15, 1999, the fifteenth calendar day following March 31, 1999, the prescribed due date;

[ ]   (c)  The accountant's statement or other exhibit required by Rule 12b-
           25(c) has been attached if applicable.


Part III - Narrative

     The Registrant could not file its annual report on Form 10-KSB for the fiscal year ended December 31, 1998 on the prescribed filing date for the following reasons:
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     On December 20, 1997, the Registrant purchased 65% of the capital stock of
Alexander Boxall, S.A., a corporation organized under the laws of Spain (the "Subsidiary"). The Company's management is still in the process of determining certain accounting entries and accounting disclosures relating to the operations of the Subsidiary in the financial statements for the fiscal year ended December 31, 1998. As a result, the Registrant is not able without unreasonable effort or expense to file its Form 10-KSB on or prior to the prescribed filing date of March 31, 1999.

     In addition, the Company recently hired a new controller (the principle accounting officer of the Registrant) and the new controller is still in the process of determining certain accounting entries and accounting disclosures in the financial statements for the fiscal year ended December 31, 1998. As a result, the Registrant is not able without unreasonable effort or expense to file its Form 10-KSB on or prior to the prescribed filing date of March 31, 1999.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:


           Joseph Keller, Controller                   (508) 823-0707
           -------------------------                   --------------
                   (Name)                                 (Tel. No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [X] Yes   [_] No

     The Registrant anticipates that it will report a net loss of approximately $2,300,000 for the fiscal year ended December 31, 1998 compared to a net loss of $112,000 for the year ended December 31, 1997. Financial results for the 1998 fiscal year were negatively impacted primarily by a decrease in sales of the Registrant's microwave browning and crisping bags, as well as by an increase in operating expenses. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-KSB to be filed.


     Advanced Deposition Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 1st day of April, 1999


                                          ADVANCED DEPOSITION TECHNOLOGIES, INC.



                                          By  /s/ Joseph Keller
                                          -----------------------------
                                          Joseph Keller
                                          Its Controller